FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolutions adopted by Banco de Chile’s Board of Directors in a meeting held on January 26, 2012, where it was resolved to schedule an Ordinary Shareholders Meeting and an Extraordinary Shareholders Meeting, both to be held on March 22, 2012, with the purpose of approving the distribution of dividends and the capitalization of 30% of the distributable net income obtained during the fiscal year ending on December 31, 2011.

Santiago, January 26, 2012

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an essential information regarding this Institution, that in the Ordinary Meeting No. BCH 2,748 held on the 26th of January, 2012, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on the 22th of March, 2012 with the objective of proposing, among other matters, the distribution of the Dividend number 200 of $ 2.984740 per every of the 86,942,514,973 shares issued by Banco de Chile, which will be payable at the expense of the distributable net income obtained during the fiscal year ending the 31st of December, 2011, corresponding to 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2011, through the issuance of fully paid-in shares, of no par value, with a value of $67.48 per share which will be distributed among the shareholders in the proportion of 0.018956 shares for each share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of  Law 19,396.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2012.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO